UNIFY CORPORATION

2101 Arena Boulevard, Suite 100
Sacramento, California 95834
(916) 928-6400

January 15, 2008

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, North East
Washington, D.C. 20549

Re:	Unify Corporation
Post-Effective Amendment to Registration Statement on Form S-1
File No: 333-142045 filed on January 4, 2008
Amendment Withdrawal Request

Ladies and Gentlemen:

As requested by the staff, we hereby request the withdrawal of the filing made on January 4, 2008 as file type S-1/A under file number 333-142045 (the “Amendment”). The reason for this withdrawal request is that it was filed using an “S-1/A” code instead of a “POS AM” code. The Post-Effective Amendment is being refiled under the “POS AM” code. Based on the foregoing, we respectfully request that the Amendment be withdrawn as soon as practicable.

Sincerely,

UNIFY CORPORATION

/S/ Steven Bonham

Name: Steven Bonham
Title: Chief Financial Officer